NEWS                                            [THOMAS AND BETTS LETTERHEAD]


                                                        Contact:
                                                             Renee Johansen:
                                                             (901) 252-5962

FOR IMMEDIATE RELEASE

                  Thomas & Betts Third-Quarter Earnings Up 21%

MEMPHIS, Tenn.--October 26, 1999 - Thomas & Betts Corporation (NYSE: TNB) today said that, excluding several one-time items and other charges, third-quarter 1999 net earnings were $47.8 million, or $0.82 per diluted share. Those results compare with 1998's third-quarter net earnings before special charges of $39.6 million, or $0.70 per share. Excluding one-time items and charges from results of both periods, 1999's results topped those of the prior-year quarter by 20.7%. Including one-time items and other charges, Thomas & Betts reported third-quarter 1999 net earnings of $47.3 million, $0.82 per share. In comparison, Thomas & Betts posted a net loss of $37.5 million, or $0.66 per share, after special charges for 1998's third quarter.
     Several one-time items and other charges lowered 1999's third-quarter net earnings by $0.4 million. Events giving rise to those charges resulted from balance sheet adjustments, primarily for changes to tax reserves and asset valuations; merger and acquisition activity; and inventory write-downs in the company's TDI battery operations. In 1998's third quarter Thomas & Betts recorded pretax special charges of $108.5 million related to an aggressive cost reduction program that decreased net earnings $77.0 million, or $1.35 per share.

OPERATING RESULTS
    Third-quarter net sales before adjustments grew 22.9% to $663.4 million from 1998's $539.8 million. In addition to improvement from the late-1998 Kaufel acquisition, higher core sales in the company's Electronic OEM segment contributed to the sales increase. Sales before acquisitions rose 10.0% year over year.
    Through nine months, consolidated sales were $1,910.4 million, 16.7% above 1998's level for the same period. Net earnings through nine months of 1999 including one-time items and other charges were $129.2 million versus $41.4 million in the same period of 1998, and diluted EPS were $2.23 compared with 1998's $0.73.

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SEGMENT RESULTS
    The following discussion compares 1999 segment results before allocation of one-time items and other charges to prior-year results before allocation of special charges to allow for comparison of underlying operating trends.
    Sales of the Electrical segment grew 29.4% to $349.6 million for the quarter, and segment earnings rose 22.0% to $54.0 million. Sales from acquisitions, together with improved demand from industrial end-users, accounted for the segment's increase. Through nine months, sales increased 29.7% to $1,045.6 million and segment earnings were 12.5% higher.
    The Electronic OEM segment showed significant improvement year over year in the third quarter with segment earnings increasing 49.5% to $19.4 million and sales growing 19.3% to $179.9 million. Strong sales of battery packs to cellular handset OEMs and components to computer manufacturers led the year-over-year increase. On a year-to-date basis, the Electronic OEM segment had sales of $506.9 million, up 5.7% from 1998's first nine months, and segment earnings climbed 17.9% from 1998's level.
    Sales of the Communications segment were $83.8 million, or 31.5% above same-quarter 1998 sales. Heavy sales of amplifier product lines in advance of the divestitures of those businesses and solid demand for passive cable television components boosted sales in the quarter. Segment earnings were $5.9 million, 54.6% higher than 1998's levels. Through nine months of 1999, Communications sales were $214.8 million, 6.8% above the same period of 1998, and earnings were $7.5 million.
    Other sales in the third quarter were $50.1 million, a decrease of 9.2% from 1998's third-quarter level. Earnings on those sales increased 7.2% to $6.8 million in the face of the lower revenue level due to manufacturing efficiencies and lower sales expenses in the heating business. Through nine months of 1999, other sales totaled $160.7 million, 6.6% greater than the same 1998 period, and earnings increased 51.5% from the prior year.
    "We completed a number of strategic actions during the third quarter," said Clyde R. Moore, president and chief executive officer. "As already mentioned, we completed implementation of a number of new information systems and restructuring of our accounting and control organization to mirror our overall organization structure. We refocused our cable television offering with the sale of all amplifier and broadband active-component product lines. We furthered our extensive electrical product offering to the commercial construction market with the acquisitions of L.E. Mason and Shamrock Conduit Products. And we continued to experience great market acceptance of our MPI electronic interconnect line."
    Moore added, "We expect to deliver results for 1999 within the current range of analysts' expectations."

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


RESULTS BY REGION
    On a geographic basis, the company recorded significantly higher year-over-year sales in Canada due to strong demand for its electrical package and professional electronics products as well as economic resurgence of the oil-producing region of that country. Sales to Latin American customers continued their sharp upward trend as a result of the company's expanded sales and marketing presence in that region. Sales in Europe increased from the prior-year quarter due to strong demand for newer products from electronic OEMs and an electrical acquisition. Thomas & Betts again increased sales to the Asia/Pacific region over both the third quarter of 1999 and the second quarter of 1999, reflecting recovery of the region's economies.

THIRD-QUARTER 1999 ONE-TIME ITEMS AND OTHER CHARGES
    During the third quarter of 1999 the company reduced balance sheet tax reserves as a result of approval of substantial tax-refund claims filed for previous years and favorable completion of several tax exams during the quarter. Also, as previously announced, the planned merger with AFC Cable Systems (AFC) was terminated during the quarter by AFC upon its acceptance of a higher offer. As a result, Thomas & Betts received a $16 million termination fee. Partially offsetting that termination fee were merger and acquisition expenses and a net loss on the third-quarter dispositions of three cable-television amplifier product lines.
    A number of other adjustments were made during the quarter as a result of a comprehensive balance sheet review following implementation of several major information technology system conversions and a restructuring of the company's control organization. Thomas & Betts' management is evaluating whether a portion of those adjustments, in addition to an inventory valuation adjustment for the battery operations following a physical inventory count, should be attributed to prior periods. The adjustments other than for the battery operations relate to such items as (1) billing errors associated with new systems' implementations,
(2) increases and decreases in various reserve balances as a result of improved data-analysis capabilities with the new systems, and (3) increased provisions for inventory losses related to discontinued products. If management determines, and its independent auditors and board of directors' audit committee concur, that certain costs should be assigned to earlier quarters of 1999, first-quarter and second-quarter 1999 net earnings could decrease and third-quarter net earnings could correspondingly increase. Therefore, management believes that full-year 1999 net earnings should not be affected by any restatement of quarterly results. To the extent that any of these costs are attributed to prior years, 1999 net earnings could increase.

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    Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com.
    Forward-looking statements in this news release are subject to many uncertainties in the company's operations and business environments. Such uncertainties, which are discussed further in the company's quarterly filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

                                  # # #

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




                  THOMAS & BETTS CORPORATION
                  Consolidated Balance Sheet
                        (In thousands)





                                                   Oct 3, 1999            Jan 3, 1999
                                                   ------------          -------------
Assets
Cash and marketable securities                      $   85,740          $  106,506
Receivables - net                                      482,663             404,784
Inventories                                            485,851             469,641
Deferred income taxes                                   59,903              61,829
Prepaid expenses                                        29,558              15,642
                                                    ----------          ----------
   Total current assets                              1,143,715           1,058,402
                                                    ----------          ----------

Property, plant and equipment - net                    667,760             631,022
Intangible assets - net                                619,728             621,487
Investments in unconsolidated
   companies                                           155,840             142,251
Other assets                                            60,818              46,425
                                                    ----------          ----------
   Total assets                                     $2,647,861          $2,499,587
                                                    ----------          ----------
                                                    ----------          ----------
Liabilities and Shareholders' Equity

Notes payable and current
   maturities of long-term debt                     $   80,033          $   97,657
Accounts payable                                       317,206             262,483
Accrued liabilities                                    160,570             155,815
Income taxes                                            20,076              55,674
Dividends payable                                       16,169              15,920
                                                    ----------          ----------

   Total current liabilities                           594,054             587,549
                                                    ----------          ----------

Long-term debt                                         837,103             790,963
Other long-term liabilities                            101,383              93,788
Deferred income taxes                                   22,422              12,182

Shareholders' equity                                 1,092,899           1,015,105
                                                    ----------          ----------
Total Liabilities and Shareholders'
   Equity                                           $2,647,861          $2,499,587
                                                    ----------          ----------
                                                    ----------          ----------



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



                        THOMAS & BETTS CORPORATION
                       Consolidated Statement of Earnings
                     (In thousands except per share amounts)



                                         Quarter Ended         Nine Months Ended
                                        -----------------     ------------------
                                        Oct 3,    Oct 4,       Oct 3,      Oct 4,
                                         1999      1998         1999        1998
                                       --------  --------    ----------  ----------
Net Sales                              $645,964  $539,797    $1,910,422  $1,637,475
Costs and expenses:
Cost of sales                           496,116   410,186     1,389,585   1,178,459
Marketing, general and
  administrative                        111,557    99,939       321,168     267,992
Research and development                 11,923    11,810        36,908      37,621
Amortization of  intangibles              4,313     4,114        13,618      12,606
Provisions for
  restructured operations                     -    62,096             -      62,096
                                       --------  --------    ----------  ----------
Total operating expenses                623,909   588,145     1,761,279   1,558,774

Operating income (loss)                  22,055   (48,348)      149,143      78,701
Income from
  unconsolidated companies                7,141     5,243        23,857      19,895
Other expense-net                         7,611     9,590        39,201      38,654
                                       --------  --------    ----------  ----------

Earnings (loss) before income
  taxes                                  21,585   (52,695)      133,799      59,942

Income taxes                            (25,748)  (15,227)        4,609      18,564
                                       --------  --------    ----------  ----------
Net Earnings (loss)                     $47,333  $(37,468)     $129,190     $41,378
                                       --------  --------    ----------  ----------
                                       --------  --------    ----------  ----------

Net earnings (loss) per share:
   Basic                                  $0.82    ($0.66)        $2.24       $0.73
   Diluted                                $0.82    ($0.66)        $2.23       $0.73

Average shares outstanding:
   Basic                                 57,718    56,732        57,651      56,650
   Diluted                               58,017    56,896        57,891      57,006

Cash dividend per share                   $0.28     $0.28         $0.84       $0.84


   Certain prior-year amounts have been reclassified to conform to current-year presentation.

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



                        THOMAS & BETTS CORPORATION
                     (In thousands except per share amounts)

         Comparison of Results before Charges and One-time Items




                                                 Quarter Ended
                                            ------------------------
                                            Oct 3,1999    Oct 4,1998
                                            ----------    -----------
Net Sales                                     $663,437      $539,797
Costs and expenses:
Cost of sales                                  468,482       379,843
Marketing, general and administrative           99,725        83,891
Research and development                        11,923        11,810
Amortization of  intangibles                     4,313         4,114
                                               -------      --------
Total operating expenses                       584,443       479,658

Operating income                                78,994        60,139
Income from unconsolidated
   companies                                     7,141         5,243
Other expense-net                               18,715         9,590
                                               -------       --------
Earnings before income taxes                    67,420        55,792

Income taxes                                    19,662        16,234
                                               --------      --------
Net Earnings                                   $47,758       $39,558
                                               --------      --------
                                               --------      --------
Net earnings per share:
   Basic                                         $0.83         $0.70
   Diluted                                       $0.82         $0.70

Average shares outstanding:
   Basic                                        57,718        56,732
   Diluted                                      58,017        56,896


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




                            THOMAS & BETTS CORPORATION
                           Business Segment Performance
                                   (In thousands)



Quarter Ended            Oct 3, 1999*      Oct 4, 1998       Change
                        -------------      -----------     ----------
Net Sales
   Electrical              $349,625          $270,120          29.4%
   Electronic OEM           179,901           150,763          19.3%
   Communications            83,786            63,733          31.5%
   All Other                 50,125            55,181          (9.2%)
                        -------------      -----------
          Total            $663,437          $539,797          22.9%
                        -------------      -----------
                        -------------      -----------
Segment Earnings
   Electrical              $ 53,982          $ 44,250          22.0%
   Electronic OEM            19,406            12,981          49.5%
   Communications             5,856             3,788          54.6%
   All Other                  6,828             6,372           7.2%
                        -------------      -----------
         Total             $ 86,072          $ 67,391          27.7%
                        -------------      -----------
                        -------------      -----------


Nine Months Ended        Oct 3, 1999*      Oct 4, 1998       Change
                        -------------      -----------      ---------
Net Sales
   Electrical            $1,045,550        $  806,053          29.7%
   Electronic OEM           506,888           479,600           5.7%
   Communications           214,771           201,077           6.8%
   All Other                160,686           150,745           6.6%
                        -------------      -----------
          Total          $1,927,895        $1,637,475          17.7%
                        -------------      -----------
                        -------------      -----------

Segment Earnings
   Electrical              $155,117        $  137,873          12.5%
   Electronic OEM            48,603            41,214          17.9%
   Communications             7,519            14,883         (49.5%)
   All Other                 19,125            12,625          51.5%
                        -------------      -----------
         Total             $230,364        $  206,595          11.5%
                        -------------      -----------
                        -------------      -----------



*Excluding one-time items and other charges and restated for the acquisition of L.E. Mason, which was accounted for as an immaterial pooling of interests.

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